UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

Sanswire Corp.
(Name of Issuer)

Common Stock, par value $0.00001
(Title of Class of Securities)

801077 10 8
(CUSIP Number)

Robert L. Blessey
51 Lyon Ridge Road
Katonah, New York 10536
Telephone 914.232.4510

(Name, Address and Telephone Number of Persons Authorized to Receive Notices  and Communications)

May 30, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 801077 10 8	Page 2 of 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Global Telesat Services Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,619,048
8	SHARED VOTING POWER
N/A
9	SOLE DISPOSITIVE POWER
9,619,048
10	SHARED DISPOSITIVE POWER
N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,619,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.6%
14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

Item 5.  Interest in Securities of the Issuer

(a)
Global Telesat Services Corp. and Global Telesat Corp., an affiliated entity, own an aggregate of 9,619,048 shares of Sanswire Corp.’s common stock representing approximately 4.6% of the approximately 210,000,000 shares of common stock of Sanswire Corp. which were outstanding as of May 30, 2009.

(b)
Of the 9,619,048 shares of the common stock of Sanswire Corp. referred to in subparagraph (a) above, Global Telesat Services Corp. has the sole power to vote and the sole power to direct the vote of 5,833,333 of such shares and Global Telesat Corp., an affiliated entity, has the sole power to vote and/or the sole power to direct the vote of 3,785,713 of such shares.

(c)
Global Telesat Services Corp. received an aggregate of 8,333,335 shares of the common stock of Sanswire Corp. in May 2009, in consideration of services rendered pursuant to a Services Agreement between such parties.

Global Telesat Services Corp. agreed to transfer 2,500,000 of the 8,333,335 shares of the common stock of Sanswire Corp. owned by it on May 30, 2009 to a third party in consideration of certain sales and marketing services to be performed for Global Telesat Services Corp. and Global Telesat Corp.

Global Telesat Corp., an affiliated entity, received 1,000,000 shares of the common stock of Sanswire Corp. in April 2009 in connection with the satisfaction by Sanswire Corp. of its obligations under a Secured Convertible Promissory Note of Sanswire Corp. in the principal amount of $50,000 previously issued to Global Telesat Corp. in December 2008.

Global Telesat Corp., an affiliated entity, purchased 2,059,523 shares of the common stock of Sanswire Corp. in May 2009 for an aggregate purchase price of $330,000 pursuant to a Subscription Agreement between such parties.

(d)	N/A

(e)	N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated:  March 18, 2010
GLOBAL TELESAT SERVICES CORP.

By:	/s/ David R. Phipps
David R. Phipps, Managing Director